UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 13D/A
                                (Amendment No. 9)

                    Under the Securities Exchange Act of 1934



                                NTL Incorporated
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                   -------------------------------------------
                         (Title of Class of Securities)

                            629407107 (Common Stock)
                   -------------------------------------------
                                 (CUSIP Number)

                                 France Telecom
                                  Eric Bouvier
                        Senior Vice-President and Head of
                      Mergers and Acquisitions Department
                                6 place d'Alleray
                              75505 Paris Cedex 15
                                     France
                               (33-1) 44-44-99-36


(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    Copy to:
                               Alfred J. Ross, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                 April 23, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


CUSIP No. 629407107
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1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         France Telecom
         IRS Identification Number: N/A
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2.       Check the Appropriate Box if a Member of a Group

                                                     (a)   [   ]
                                                     (b)   [   ]
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3.       SEC Use Only
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4.       Source of Funds (See Instructions)

         N/A
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5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Item
         2(d) or 2(e)      [ ]
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6.       Citizenship or Place of Organization

         France
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7.       Number of Shares
         Beneficially Owned By Each Reporting Person With Sole Voting Power

         89,739,393 shares of Common Stock
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8.       Number of Shares
         Beneficially Owned By Each Reporting Person With Shared Voting Power

         0
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9.       Number of Shares
         Beneficially Owned By Each Reporting Person With Sole Dispositive Power

         89,739,393 shares of Common Stock
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10.      Number of Shares
         Beneficially Owned By Each Reporting Person With Shared Dispositive
         Power

         0
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

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         89,739,393 shares of Common Stock
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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
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13.      Percent of Class Represented by Amount in Row (11)

         28.43% of the Common Stock (based on the aggregate number of all outstanding shares as reported in the Form 10-K filed by the Issuer on April 16, 2002 and assuming conversion into Common Stock of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock, the Series H Preferred Stock, the Series I Preferred Stock, the Series J Preferred Stock, the Series K Preferred Stock, the Series B-1 Preferred Stock, the Series B-2 Preferred Stock, the Series B-3 Preferred Stock, the Series B-4 Preferred Stock, the Series B-5 Preferred Stock, the Series B-6 Preferred Stock, and the 5 3/4% Convertible Notes);

         18.32% of the Common Stock if the above convertible securities are not converted.
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14.      Type of Reporting Person (See Instructions)

         CO
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


                  This Amendment No. 9 (the "Amendment") amends and supplements the Schedule 13D filed on August 25, 1999, as previously amended and supplemented by Amendment No. 1, filed on October 26, 1999, Amendment No. 2, filed on January 31, 2000, Amendment No. 3, filed on February 22, 2000, Amendment No. 4, filed on April 7, 2000, Amendment No. 5, filed on July 11, 2000, Amendment No. 6, filed on June 11, 2001, Amendment No. 7, filed on September 20, 2001 and Amendment No. 8 filed on February 4, 2002 (as amended and supplemented, the "Schedule 13D") of France Telecom, a societe anonyme organized under the laws of France ("FT") and Compagnie Generale des Communications (COGECOM), a societe anonyme organized under the laws of France and a wholly owned subsidiary of FT ("COGECOM"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of NTL Incorporated, a Delaware corporation with its principal executive offices at 110 East 59th Street, New York, NY 10022 (the "Issuer"). All capitalized terms used in this Amendment that are not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13D.

                  FT entered into a non-binding term sheet, dated April 16, 2002, with the Issuer and an unofficial committee of the Issuer's bondholders holding in the aggregate over 50% of the face value of public debt of the Issuer and its subsidiaries (the "Term Sheet"), for a plan of reorganization of the Issuer. The Term Sheet, which is attached as Exhibit 10.32 to this Amendment, was executed and delivered by the last of the signatories on April 23, 2002. The reorganization would be effected through a prenegotiated plan to be filed under chapter 11 of the U.S. Bankruptcy Code.

Item 1.           Security and Issuer

                  No change.

Item 2.           Identity and Background

                  Item 2 is hereby amended by adding at the end thereof the following paragraph:

                  As provided in Item 4, COGECOM has ceased to beneficially own any securities of the Issuer. From the date hereof, COGECOM has no further filing obligations under the Securities and Exchange Act of 1934, as amended, with respect to the equity securities of the Issuer, this Schedule 13D shall cease to constitute a joint statement on Schedule 13D of COGECOM and FT, and shall instead constitute a statement on Schedule 13D by FT exclusively. FT and COGECOM agree that the Joint Filing Agreement, dated as of January 31, 2000, filed as Exhibit 10.5 to the Schedule 13D is hereby terminated immediately after the filing of this Amendment.


                  Item 2 is hereby further amended by deleting the existing
Schedule II to the Schedule 13D.

Item 3.           Source and Amount of Funds or Other Consideration

                  Not Applicable.

Item 4.           Purpose of Transaction

                  Item 4 is hereby amended by adding at the end thereof the following paragraphs:

                  On April 16, 2002, FT, the Issuer and an unofficial committee of the bondholders of the Issuer, holding in the aggregate over 50% of the face value of the Issuer's public debt, entered into the Term Sheet which is attached hereto as Exhibit 10.32 and is incorporated herein by reference in its entirety.

                  The Term Sheet provides, among other things, that the Issuer, NTL (Delaware), Inc., NTL Communications Corp., Diamond Cable Communications Ltd. and Diamond Holdings Ltd. (the "Plan Entities") would file a prenegotiated plan of reorganization in a Chapter 11 case under the U.S. Bankruptcy Code. The Issuer's operating subsidiaries would not be included in the Chapter 11 filing. The Term Sheet is subject to various conditions, including the approval of the Issuer's bank lenders.

                  Also pursuant to the Term Sheet, the holders of bonds of the Plan Entities would receive 100% of the initial common stock of NTL UK and Ireland ("NTL UK/Ireland") and approximately 86.6% of the initial common stock of NTL Euroco, the two companies to be formed in connection with the reorganization.


                  The Term Sheet also provides that, in connection with the Issuer's reorganization and in satisfaction, settlement, release and discharge of FT's interests in the Series A Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock, the Series H Preferred Stock, the Series I Preferred Stock, the Series J Preferred Stock and the Series K Preferred Stock, FT would receive warrants representing the right to purchase 3,753,612 shares of common stock of NTL UK/Ireland and 1,608,691 rights to purchase shares of common stock of NTL UK/Ireland, which upon exercise will also entitle FT to receive one warrant to purchase one share of common stock of NTL UK/Ireland in respect of each such right. The per share strike price for the warrants would be $77.39 and the warrants would expire eight years from the date of issuance.

                  In satisfaction, settlement, release and discharge of its interests in the Series B Preferred Stock, the Series B-1 Preferred Stock, the Series B-2 Preferred Stock, the Series B-3 Preferred Stock, the Series B-4 Preferred Stock, the Series B-5 Preferred Stock and the Series B-6 Preferred Stock, FT would receive warrants representing the right to purchase 9,624,722 shares of common stock of NTL UK/Ireland, and 4,124,881 rights to purchase shares of common stock of NTL UK/Ireland, which upon exercise will also entitle FT to receive one warrant to purchase one share of common stock of NTL UK/Ireland in respect of each right. The per share strike price for the warrants would be $77.39 and the warrants would expire eight years from the date of issuance.

                  In satisfaction, settlement, release and discharge of its interests in the Exchangeable Preferred Stock, FT would receive warrants representing the right to purchase 9,027,414 shares of common stock of NTL UK/Ireland, and 3,868,892 rights to purchase shares of common stock of NTL UK/Ireland, which upon exercise will also entitle FT to receive one warrant to purchase one share of common stock of NTL UK/Ireland in respect of each right. The per share strike price for the warrants would be $77.39 and the warrants would expire eight years from the date of issuance.

                  In satisfaction, settlement, release and discharge of its interests in the Issuer's common stock, FT would receive a specified percentage (based on its current ownership of the Issuer's common stock) of warrants representing the right to purchase 9,602,463 shares of common stock of NTL UK/Ireland, and a specified percentage (based on its current ownership of the Issuer's common stock) of 4,115,342 rights to purchase shares of common stock of NTL UK/Ireland, which upon exercise will also entitle FT to receive one warrant to purchase one share of common stock of NTL UK/Ireland in respect of each right. The per share strike price for the warrants would be $77.39 and the warrants would expire eight years from the date of issuance.

                  In satisfaction, settlement, release and discharge of its interests in the 6.5% Fixed Coupon Series A and the Variable Preferred Series A, FT will receive the Issuer's 27% interest in Suez Lyonnais Telecom S.A.
("Noos") in the reorganization.

                  FT will pay the Issuer $25 million from cash on hand to provide the Issuer with liquidity in connection with its reorganization.

                  FT would deliver a ballot to vote to accept the Issuer's reorganization plan.

                  On March 11, 2002, FT caused its wholly owned subsidiary, COGECOM, to transfer to RAPP 26, a societe anonyme organized under the laws of France ("RAPP") and a wholly owned subsidiary of FT, all the Issuer's securities that COGECOM had held. As a result of this transfer, COGECOM ceased to be the beneficial owner of any of the outstanding shares of the Issuer. RAPP shall not become a party to this Schedule 13D because FT owns all of RAPP's capital stock and elects all of RAPP's directors, and thereby holds the power to vote and the power to dispose of all securities of the Issuer held by RAPP.

                  The foregoing summary is qualified in its entirely by reference to the Term Sheet which is attached hereto as Exhibit 10.32.

Item 5.           Interest in Securities of the Issuer

                  Item 5 is hereby amended and restated as follows:

                  (a) FT is the owner of 89,739,393 shares of Common Stock (assuming conversion of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock, the Series H Preferred Stock, the Series I Preferred Stock, the Series J Preferred Stock, the Series K Preferred Stock, the Series B-1 Preferred Stock, the Series B-2 Preferred Stock, the Series B-3 Preferred Stock, the Series B-4 Preferred Stock, the Series B-5 Preferred Stock, the Series B-6 Preferred Stock and the 5 3/4% Convertible Notes), which would represent approximately 28.43% of the Common Stock outstanding if all such conversions were effected. This percentage is calculated on the basis of 315,685,117 shares of Common Stock, which is the sum of (i) 276,626,476 shares of Common Stock outstanding as reported by the Issuer in its Form 10-K filed with the Commission on April 16, 2002, and (ii) 39,058,641 shares of Common Stock, the number of shares issuable to FT upon conversion of the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock, the Series G Preferred Stock, the Series H Preferred Stock, the Series I Preferred Stock, the Series J Preferred Stock, the Series K Preferred Stock, the Series B-1 Preferred Stock, the Series B-2 Preferred Stock, the Series B-3 Preferred Stock, the Series B-4 Preferred Stock, the Series B-5 Preferred Stock, the Series B-6 Preferred Stock and the 5 3/4% Convertible Notes.

                  (b) FT has the sole power to vote and the sole power to dispose of all such 89,739,393 shares of Common Stock.

                  (c) The paragraphs in Item 1 above are incorporated in their entirety by reference herein.

                  Except as described in the Schedule 13D, neither FT nor, to the best of its knowledge, any of the persons listed in Schedule I to the
Schedule 13D (as amended) effected any transactions in Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock, Series B-3 Preferred Stock, Series B-4 Preferred Stock, Series B-5 Preferred Stock, Series B-6 Preferred Stock or the 5 3/4% Convertible Notes during the past sixty (60) days.

                  (d) No one other than FT is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock, Series B-3 Preferred Stock, Series B-4 Preferred Stock, Series B-5 Preferred Stock, Series B-6 Preferred Stock or the 5 3/4% Convertible Notes beneficially owned by FT.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Item 6 is hereby amended by incorporating by reference in its entirety herein the paragraphs set forth in Item 4 above.

Item 7.           Material to be Filed as Exhibits

                  Item 7 is hereby amended to include the following exhibit attached hereto:

EXHIBIT 10.32 Non-Binding Term Sheet for Plan of Reorganization, dated April 16, 2002.

                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2002

                                  France Telecom

                                  By:  /s/  Eric Bouvier
                                     -------------------------------------------
                                     Name:  Eric Bouvier
                                     Title: Senior Vice-President
                                            and Head of Mergers and
                                            Acquisitions Department


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